UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  000-22887

RJO GLOBAL TRUST
(Exact name of registrant as specified in its charter)

c/o R.J. O'Brien Fund Management, LLC
222 South Riverside Plaza, Suite 900
Chicago, IL 60606
(888) 292-9399
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Units of beneficial interest
(Title of each class of securities covered by this Form)

None.
(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g‑4(a)(1)	☒
Rule 12g‑4(a)(2)	☐
Rule 12h‑3(b)(1)(i)	☐
Rule 12h‑3(b)(1)(ii)	☐
Rule 15d‑6	☐
Rule 15d‑22(b)	☐

Approximate number of holders of record as of the certification or notice date:  None.

Pursuant to the requirements of the Securities Exchange Act of 1934, RJO Global Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

By:    /s/ Julie M. DeMatteo
       Julie M. DeMatteo
       Manager and Director of Managing Owner

Date:  March 22, 2018